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                                                                       EXHIBIT 4

                                      AIMCO
                             AIMCO PROPERTIES, L.P.
                    c/o River Oaks Partnership Services, Inc.
                  P.O. Box 2065 S. Hackensack, N.J., 07606-2065
                                 (888) 349-2005

                                   May 8, 2002

                                OFFER TO PURCHASE
                          LIMITED PARTNERSHIP UNITS OF
                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                           FOR $39.00 PER UNIT IN CASH

Dear Limited Partner:

         We have begun a tender offer to purchase limited partnership units of your partnership for $39.00 per unit. Our offer is being made pursuant to the enclosed Offer to Purchase, which sets forth all of the terms and conditions of the offer. Please carefully review the Offer to Purchase prior to making a decision whether or not to tender your interests. The offer is scheduled to expire at midnight, New York City time, on June 6, 2002, unless otherwise extended. You will not be required to pay any partnership transfer fees in connection with any sale of your units pursuant to our offer.

         If we purchase your tendered units, you will receive cash, but you may recognize a gain or loss for federal income tax purposes. If you retain your units, you will continue to be a limited partner. However, you may not be able to liquidate your investment until the partnership terminates.

         As with any investment decision, there are benefits and detriments to you from accepting or declining our offer. The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in any offer. The general partner believes that you must make your own decision whether or not to participate in any offer, based upon a number of factors described in the Offer to Purchase.

         The general partner of your partnership, ConCap Equities, Inc., is our subsidiary. As a result, it has substantial conflicts of interest with respect to our offer. This conflict may affect the general partner's ability to reconcile our interests with those of the other limited partners, particularly in assessing the fairness of our offer price. We seek to purchase units at a low price, but you desire to sell units at a high price. In addition, your general partner is entitled to receive fees for certain transactions involving the partnership and its property, and the partnership's property manager, which is also our subsidiary, is entitled to receive fees for managing the partnership's property.

    Certain legal actions have been filed alleging, among other things, breaches of fiduciary duty by your partnership's general partner and certain of its affiliates. Although we cannot predict the precise outcome of these actions or the precise nature of any final relief or settlement with respect to these actions, a limited partner who tenders his units in the offer may not participate in
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or benefit from such relief or any settlement. There can be no assurance that a limited partner would not realize greater value for his units by not tendering his units in our offer, and participating in any such relief or settlement. See "The Offer - Section 13. Certain Information Concerning Your Partnership."

         If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed acknowledgment and agreement in accordance with the instructions set forth in the letter of transmittal attached as Annex II to the Offer to Purchase. The signed acknowledgment and agreement and any other required documents should be sent to the Information Agent, River Oaks Partnership Services, Inc., prior to the expiration of our offer. The addresses for the Information Agent are P.O. Box 2065, South Hackensack, New Jersey 07606-2065 or by overnight courier service or by hand at 111 Commerce Road, Carlstadt, New Jersey 07072 - Attention: Reorganization Department.

         If you have any questions or require further information, please call the Information Agent, toll free, at (888) 349-2005.

                                       Very truly yours,



                                       AIMCO PROPERTIES, L.P.